EXHIBIT 11

Matria Healthcare, Inc. and Subsidiaries
Computation of Earnings per Share
(Amounts in thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	March 31,

	2004	2003

Basic:

Net earnings	$ 930	$ 1,120

Shares:
Weighted average number of common shares outstanding	10,223	10,079

Net earnings per common share	$ 0.09	$ 0.11

Diluted:

Net earnings	$ 930	$ 1,120

Shares:
Weighted average number of common shares outstanding	10,223	10,079
Shares issuable from assumed exercise of options	629	15

	10,852	10,094

Net earnings per common share	$ 0.09	$ 0.11